[redacted]

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

TSX: SPF.UN

Superior Plus
Income Fund

A DIVERSIFIED BUSINESS TRUST
focused on stability of distributions and value growth

May 06, 2008

Superior Plus Announces First Quarter Results and Construction Products Distribution Acquisition

Highlights

- The Fund's operating distributable cash flow of $66.7 million for the first quarter of 2008 was down from the record high quarter of $76.3 million in 2007. The decrease in cash flow resulted in distributable cash flow per trust unit of $0.61 compared to $0.73.

- These lower results were mainly attributable to the timing of certain cash flow items totaling $7.3 million compared to the prior year quarter.

    - Propane had a $2.0 million swing in maintenance capital with $1.3 million in the first quarter of 2008 compared to a $0.7 million recovery in the first quarter of 2007. We expect total maintenance capital of $4 to $5 million for the year.
    - Propane's wholesale and related gross profits were reduced by $2.6 million compared to the prior year quarter, which should be earned over the remainder of the year.
    - ERCO received a one time royalty payment of $1.3 million in the first quarter of 2007 which will not be repeated this year.
    - SEM had $0.6 million in electricity administration start-up costs as we begin to penetrate the Ontario electricity market as well as the absence of foreign exchange translation gains in the prior year of $0.8 million.

- Given the timing of these items, the Fund expects a more normal distribution of cash flow weighted to the last half of the year in 2008.

- Management's estimates of annual distributable cash flow per trust unit of $1.90-$2.10 are unchanged from our prior estimates. The Fund's annual payout ratio for 2008 is forecasted to be 80% based on the mid-point of guidance.

- The Senior Debt and Total Debt to EBITDA ratios for 2008 are expected to be 1.9x and 2.9x, which includes funding of approximately $80 million of growth capital expenditures including Port Edwards capital of $38 million.

- The Fund's US denominated cash flows are currently hedged 90% for 2008 and 51% for 2009.

- On April 30, 2008, Winroc entered into an acquisition agreement (the "Acquisition") for approximately $23 million anticipated to close in the second quarter of 2008.

dlw 5/28

Financial Summary

(millions of dollars, except per trust unit amounts)	Three Months Ended March 31 2008	2007
Financial		
Operating distributable cash flow		
Superior Propane	**36.6**	42.3
ERCO Worldwide ("ERCO")	**23.5**	24.8
Winroc	**4.6**	6.2
Superior Energy Management ("SEM")	**2.0**	3.0
	66.7	76.3
Interest	**(9.8)**	(11.1)
Corporate costs	**(3.5)**	(2.9)
Distributable cash flow	**53.4**	62.3
Distributable cash flow per trust unit, basic and diluted	**$0.61**	$0.73
Average number of trust units outstanding (millions)	**88.1**	85.7
Distributions paid per trust unit	**$0.395**	$0.39

Corporate Growth Strategy

- Superior Propane expects to complete the final phase of its reorganization of the business into six regional centres in the second quarter while continuing to focus on customer service and retention. The implementation of enhanced asset management, on-board truck computing and GPS technology projects are proceeding as scheduled for 2008.
- ERCO continues to invest in efficiency improvement projects reducing its manufacturing costs and expanding facility capacity. The Port Edwards USD$95 million conversion project is on-budget and on-schedule for completion in the last half of 2009.
- Winroc continues to identify and execute on acquisition and expansion opportunities as part of its North American growth platform with the latest purchase agreement executed on April 30, 2008.
- Superior Energy Management continues to penetrate the British Columbia and Ontario natural gas and Ontario electricity markets.

Propane Distribution

- Operating distributable cash flow was $36.6 million, a $5.7 million decrease from the prior year quarter mainly due to the timing of maintenance capital and wholesale business profit generation.
- Retail propane and delivery gross profit of $80.7 million was the same as the prior year quarter with a 1.7% reduction in volumes being offset by improved profitability.
- Temperatures across Canada were colder than the five year average, but the 30% increase in the cost of wholesale propane created some customer conservation and was compounded by higher costs resulting from adverse weather conditions.
- Wholesale marketing gross profit was $2.6 million lower than the prior year quarter due to the timing of the recognition of profits. It is anticipated on a full year basis that wholesale marketing related gross profits will be consistent with the prior year.
- Maintenance capital was $2.0 million higher than the prior year quarter, primarily due to timing of capital expenditures and the continued investment in infrastructure enhancements as part of the business transformation project.

- We have reduced our 2008 and 2009 guidance by 2% to reflect the possible impact of customer conservation due to the increased wholesale cost of propane. Our revised operating distributable cash flow guidance is in the range of $98 - $103 million for 2008, increasing in 2009 to $103 - $108 million. (The guidance assumptions are located on pages 7-8 of the release and in Management's Discussion and Analysis of the 2008 First Quarter Results).

Specialty Chemicals

- Operating distributable cash flow was $23.5 million, a decrease of $1.3 million from the prior year quarter primarily as a result of lower technology project activity in 2008 and the timing of maintenance capital projects.
- Pulp prices were high throughout the quarter supporting a stable sodium chlorate demand profile.
- Gross profit was strong at $52.5 million due to strong pricing received on sodium chlorate and chloralkali/potassium products partially offset by lower technology gross profit.
- Technology gross profit was $1.4 million lower than the prior year quarter due to a one-time royalty payment received in the prior year quarter.
- Maintenance capital expenditures were $0.4 million higher than the prior year quarter due to timing of scheduled maintenance.
- Operating distributable cash flow guidance is expected to be in the range of $78 - $83 million for 2008, increasing in 2009 to $80 - $85 million. The increase in guidance range of $3 million in 2008 and $2 million for 2009 is primarily as a result of an increase in ERCO's forecasted chemical prices. (The guidance assumptions are located on pages 7-8 of the release and in Management's Discussion and Analysis of the 2008 First Quarter Results).

Construction Products Distribution

- Operating distributable cash flow was $4.6 million, a decrease of $1.6 million from the prior year quarter due to lower gross profit and higher operating expenses partially offset by reduced maintenance capital.
- Drywall sales volumes have decreased 11% compared to the prior year quarter due primarily to weakness in United States and softness in Eastern Canada as a result of the continued decline in new residential housing starts.
- Cash operating and administration costs were $1.5 million higher than the prior year quarter primarily due to increased fuel costs, additional branches, and the implementation of the master truck lease program.
- Winroc continued to implement its master truck lease program throughout the first quarter resulting in a $0.4 million reduction in maintenance capital compared to the prior year quarter.
- Winroc continues to evaluate tuck-in acquisitions as part of its North American diversification strategy. Current economic conditions are expected to provide additional expansion opportunities at attractive valuation multiples in the United States and Canada.
- Operating distributable cash flow guidance is expected to remain in the $32 - $37 million range for 2008, increasing by $2 million in 2009 to $34 - $39 million. The increase in guidance for 2009 reflects the full year cash flow from the Acquisition. (The guidance assumptions are located on pages 7-8 of the release and in Management's Discussion and Analysis of the 2008 First Quarter Results).

Fixed-Price Energy Services

- Operating distributable cash flow was $2.0 million, a decrease of $1.0 million from the prior year quarter primarily due to start-up related costs to enter the Ontario electricity market and increased amortization of customer contracts.
- SEM continues to focus on growing its high-margin residential and small commercial customer base.
- The floating price for natural gas and electricity has been low over the past year with minimal volatility in system prices resulting in reduced interest by customers to lock-in future natural gas and electricity prices.
- Acquisition of new customers has been difficult due to confusion created by prescribed changes to the Ontario energy rules creating increased customer mobility and the resulting turnover in sales agents.
- Higher sales activity is forecast in the last half of 2008 due to increased natural gas prices, additions to our sales agent program and greater customer interest in fixed-price services.
- Operating distributable cash flow is expected to be $10 - $13 million in 2008, increasing to $13 - $18 million in 2009. The decrease in guidance range of $5 million in 2008 and 2009 reflects the slower than anticipated entry into the Ontario electricity market and reduced natural gas customer growth due to lower system prices and agent retention. (The guidance assumptions are located on pages 7-8 of the release and in Management's Discussion and Analysis of the 2008 First Quarter Results).

Key Quarterly Corporate Items

- Corporate costs for the first quarter were $3.5 million, compared to $2.9 million in the prior year quarter.
- Excluding the impact of long-term incentive plan costs, corporate costs were consistent with the prior year quarter.
- Total interest expense of $9.8 million in the first quarter decreased by $1.3 million compared to the prior year quarter due to lower debt levels and the early repayment of $59.2 million Series II, 8% Debentures.
- Superior Plus has total credit facilities of $670 million with undrawn credit capacity of $330 million (excluding its securitization program) as at March 31, 2008.
- As of March 31, 2008, the Fund had undrawn capacity of $125 million available under its securitization program. The Fund's securitization program is currently unutilized with a maturity date of June 30, 2008.

Consolidated Outlook

- While the Fund has updated the segment guidance, the consolidated distributable cash flow per trust unit and payout guidance for 2008 and 2009 remains unchanged from the 2007 Fourth Quarter release on February 28, 2008 reflecting the Fund's diversified asset base.
- The projected Senior Debt to EBITDA and Total Debt to EBITDA ratios of 1.9x and 2.9x for 2008 and 1.9x and 2.8x for 2009 includes our announced Acquisition in Q2 2008 and a total of USD$95 million investment in the Port Edwards conversion completed in the last half of 2009.
- We believe the diversification of our four growth-orientated businesses, our improved financial flexibility, and our disciplined approach to capital allocation will result in long-term stability of distributions and high total returns for our Unitholders.

Financial Outlook

(millions of dollars, except per trust unit amounts)	2008 Prior[(4)]	2008 Current	2009 Prior[(4)]	2009 Current
Operating distributable cash flow				
Superior Propane	100-105	98-103	105-110	103-108
ERCO	75-80	78-83	78-83	80-85
Winroc	32-37	32-37	32-37	34-39
SEM	15-18	10-13	18-23	13-18
Distributable cash per trust unit	1.90-2.10	1.90-2.10	2.05-2.25	2.05-2.25
Payout ratio (below 90%)	80%[(1)]	80%[(1)]	75%[(1)]	75%[(1)]
Average Senior Debt/EBITDA (target of 1.5 to 2.0x)	1.7x[(2)]	1.9x[(3)]	1.6x[(2)]	1.9x[(3)]
Average Total Debt/EBITDA (target of 2.5 to 3.0x)	2.8x[(2)]	2.9x[(3)]	2.7x[(2)]	2.8x[(3)]

(1) Based on mid-point of the distributable cash flow per unit range.
(2) Superior's debt ratios take into account the impact of the off-balance sheet receivable sales program amounts, cash on hand, the suspension of the DRIP program, and the Port Edwards conversion project.
(3) Superior's debt ratios take into account the impact of the off-balance sheet receivable sales program amounts, cash on hand, the suspension of the DRIP program, the Port Edwards conversion project, and the Acquisition.
(4) As provided in the 2007 Fourth Quarter Financial Outlook.
(5) The assumptions and definitions relating to the Financial Outlook are included on pages 6-8 of the press release and are discussed in Management's Discussion and Analysis of the 2008 First Quarter Results.

First Quarter Results

The Fund's financial statements for the period ended March 31, 2008, including its Management's Discussion and Analysis, are available on Superior's website at: www.superiorplus.com under investor information section and at www.sedar.com.

Conference Call

Superior Plus will be conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2008 First Quarter Results 9:30 a.m. EST (7:30 a.m. MST) on Wednesday, May 7, 2008. To participate in the call, dial: 1-800-732-6179. An archived recording of the call will be available for replay until midnight, June 7, 2008. To access the recording, dial: 1-877-289-8525 and enter pass code 21268794 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the Events and Presentations section.

For more information about Superior, visit our website at: www.superiorplus.com or contact:

Wayne Bingham Executive Vice-President and Chief Financial Officer
E-mail: wbingham@superiorplus.com
Phone: (403) 218-2951 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Scott Daniel Vice-President, Treasurer and Investor Relations
E-mail: sdaniel@superiorplus.com
Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Forward Looking Information

Certain information included or incorporated by reference herein is forward-looking, within the meeting of applicable Canadian securities laws. Forward-looking information includes, without limitation, statements regarding the future financial position, business strategy, budgets, litigation, projected costs, capital expenditures, financial results, distributable cash flow, taxes and plans and objectives of or involving Superior Plus Income Fund (the Fund) or Superior Plus LP (Superior LP or the Partnership). Much of this information can be identified by looking for words such as "believe", "expects", "expected", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words. Forward-looking information in this Press Release includes but is not limited to, outlooks, capital expenditures, business strategy and objectives. The Fund and Superior LP believe the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause the Fund's or Superior LP's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the risks identified in the Fund's 2007 Annual Information Form under the heading "Risk Factors". Any forward-looking information is made as of the date hereof and, except as required by law, neither the Fund nor Superior LP undertakes any obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

Non-GAAP Financial Measures

Distributable Cash Flow

Distributable cash flow of the Fund available for distribution to Unitholders, is equal to cash generated from operations, adjusted for changes in non-cash working capital and natural gas and electricity customer acquisition costs, less maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to maintain the capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability (growth capital), are excluded from the calculation of distributable cash flow. The Fund may deduct or include additional items to its calculation of distributable cash flow; these items would generally, but not necessarily, be items of a non-recurring nature. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of the Fund and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles (GAAP), and that distributable cash flow cannot be assured. The Fund's calculation of distributable cash flow, maintenance capital and growth capital may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

Standardized Distributable Cash Flow

During 2007, the CICA published an interpretive release, *Standardized Distributable Cash in Income Trusts and Other Flow-Through Entities: Guidance on Preparation and Disclosure,* in order to provide its recommendations related to the measurement and disclosure of cash available for distributions. The guidance was issued in an effort to improve the consistency, comparability, and transparency of the reporting of the measure commonly referred to as distributable cash flow. Superior's calculation of standardized distributable cash flow is, in all material respects, in accordance with the recommendations provided by the CICA.

Superior views the CICA recommendations as a positive step in providing stakeholders with meaningful information, but consistent with the guidance provided by the CICA, Superior has determined, that due to the nature of Superior's businesses, certain adjustments to standardized distributable cash flow are required to better reflect the cash flow available to be distributed to Unitholders. Superior's adjusted standardized distributable cash flow is referred to as distributable cash flow, and is unchanged from Superior's previous definition or measurement of distributable cash flow. Superior's distribution policy is based on distributable cash flow on an annualized basis, accordingly, the seasonality of Superior's individual quarterly results must be assessed in the context of annualized distributable cash flow. Adjustments recorded by Superior as part of its calculation of distributable cash flow include, but are not limited to, the impact of the seasonality of Superior's businesses, principally Superior Propane, by adjusting for non-cash working capital items, thereby eliminating the impact of the timing between the recognition and collection/payment of Superior's revenues and expense, which can from quarter to quarter differ significantly. Superior's calculation also distinguishes between capital expenditures that are maintenance related and those that are growth related, in addition to allowing for the proceeds received on the sale of certain capital items. Adjustments are also made to reclassify the cash flows related to natural gas and electricity customer acquisition costs in a manner consistent with the income statement recognition of these costs.

EBITDA

EBITDA represents earnings before interest, taxes, depreciation and amortization calculated on a 12 month trailing basis giving pro forma effect to acquisitions and divestitures and is used by Superior to calculate its debt covenants and other credit information, and is not a defined performance measure under GAAP. Superior's calculation of EBITDA may differ from similar calculations used by comparable entities.

FINANCIAL OUTLOOK ASSUMPTIONS

Superior Propane's significant assumptions underlying its current outlook are:

- Superior Propane forecasts average temperatures across Canada to be consistent with the most recent five year average;
- Superior Propane expects that wholesale propane prices will not further impact demand for propane and related propane services;
- Total gross profit for Superior Propane is projected to increase due to the on-going implementation of customer service programs and an increase in propane volumes; and
- Market opportunities for Superior Propane's wholesale trading division are expected to be consistent with the prior years.

In addition to Superior Propane's significant assumptions detailed above, refer to the Fund's 2007 Annual Information Form for a detailed review of Superior Propane's operations and its significant business risks.

ERCO's significant assumptions underlying its current outlook are:

- Current supply and demand fundamentals for both sodium chlorate and potassium/chloralkali products will remain stable, resulting in no significant changes to the total assumed chemical sales prices and sales volumes;
- ERCO's average plant utilization is expected to be greater than 90%;
- The foreign currency exchange rate between the Canadian and United States dollar is expected to be par on all unhedged foreign currency transactions; and
- ERCO's conversion of its Port Edwards, Wisconsin chloralkali facility from mercury based technology to membrane technology for USD$95 million is expected to be completed on budget in the second half of 2009.

In addition to ERCO Worldwide's significant assumptions detailed above, refer to the Fund's 2007 Annual Information Form for a detailed review of ERCO Worldwide's operations and its significant business risks.

Winroc's significant assumptions underlying its current outlook are:

- The current economic conditions in Canada and the United States are expected to prevail in 2008 with slight improvement in 2009;
- Gross profit is expected to be stable as strong demand in Western Canada for residential and commercial sales volumes, continues to offset weakness in Ontario and United States residential sales volumes; and
- The Acquisition in the second quarter of 2008 is completed.

In addition to Winroc's significant assumptions detailed above, refer to the Fund's 2007 Annual Information Form for a detailed review of Winroc's operations and its significant business risks.

SEM's significant assumptions underlying its current outlook are:

- SEM is able to access sales channel agents on acceptable contract terms;
- Natural gas markets in Ontario and British Columbia will continue to provide significant growth opportunities for SEM; and
- The electricity market in Ontario is expected to provide an additional growth opportunity for SEM.

In addition to SEM's significant assumptions detailed above, refer to the Fund's 2007 Annual Information Form for a detailed review of SEM's operations and its significant business risks.

Significant assumptions underlying the Fund's current 2008 and 2009 outlook are:

- The Fund expects current economic conditions in Canada and the United States to prevail for 2008 with an improved outlook for 2009;
- The Fund continues to attract capital and obtain financing on acceptable terms;
- The foreign currency exchange rate between the Canadian and United States dollar is expected to be par on all unhedged foreign currency transactions;
- Superior's average interest rate on floating rate debt is expected to remain stable to marginally lower throughout 2008, increasing modestly in 2009;
- Financial and physical counterparties continue to fulfill their obligations with Superior; and
- Regulatory authorities do not impose any new regulations impacting the Fund.

In addition to the Fund's significant assumptions detailed above, refer to the Fund's 2007 Annual Information Form for a detailed review of the Fund's operations and its significant business risks.

Superior Plus Income Fund
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Superior Plus

NEWS

TSX: SPF.UN
Calgary, May 6, 2008

For Immediate Release

May 2008 Cash Distribution and Upcoming Events

May 2008 Cash Distribution - $0.135 per Trust Unit

Superior Plus Income Fund (the "Fund") today announced its cash distribution for the month of May 2008 of $0.135 per trust unit payable on June 13, 2008. The record date is May 31, 2008 and the ex-distribution date will be May 28, 2008. The Fund's annualized cash distribution rate is $1.62 per trust unit.

For tax purposes, the distributions are expected to substantially be taxable as "other income" to Unitholders. A summary of cash distributions since inception and tax information is posted under the Investor Information section of the Fund's website at: www.superiorplus.com.

Upcoming Release of 2008 First Quarter Results and Conference Call

The fund expects to release its 2008 first quarter results on Tuesday, May 6, 2008. A conference call and webcast for investors, analysts, brokers and media representatives to discuss the 2008 first quarter results is scheduled for 7:30 am MST on Wednesday, May 7, 2008. To participate in the call, dial: 1-800-732-6179. A recording of the call will be available for replay until midnight, June 7, 2008. To access the recording, dial: 1-877-289-8525 and enter pass code: 21268794, followed by the pound key. Internet users can listen to the call live, or as an archived call, on Superior's website at www.superiorplus.com under the Events and Presentations section.

Annual General Meeting of Unitholders

The Fund's Annual General Meeting of Unitholders will be held in the Strand/Tivoli Room of The Metropolitan Centre, 333 – 4th Avenue SW, Calgary, Alberta on Tuesday, May 6, 2008 at 2:00 pm (MST). A live audio webcast of the meeting including a corporate presentation can be accessed from Superior's website at www.superiorplus.com under the Events and Presentations section.

About Superior Plus and the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating businesses: Superior Propane is Canada's largest distributor of propane, related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries and a regional Midwest supplier of chloralkali and potassium products; Winroc is a leading distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in Ontario, Quebec, and British Columbia along with fixed-price electricity supply services in Ontario.

Superior Plus LP | 2820, 605 – 5 Avenue SW, Calgary, Alberta T2P 3H5 | Tel: 403-218-2970, Fax: 403-218-2973 | Toll Free: 866-490-PLUS, Web: www.superiorplus.com

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	88.4 million
SPF.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPF.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount

For further information about Superior Plus, please visit our website at: www.superiorplus.com or contact: A. Scott Daniel, Vice-President, Treasurer and Investor Relations, Tel: (403) 218-2953 / Fax: (403) 218-2973, E-mail: sdaniel@superiorplus.com, Toll Free: 1-866-490-PLUS (7587).

Superior Plus

NEWS

TSX: SPF.UN
Calgary, May 12, 2008

For Immediate Release

Superior Plus Announces Propane Distribution Acquisition

Superior Plus Income Fund (the "Fund") announced today that Superior Propane, a division of Superior Plus LP has entered into an asset and purchase sale agreement to acquire certain propane distribution assets of Irving Oil Limited and Irving Oil Marketing Limited ("Irving Assets") located in the Clarenville, Central and Western Newfoundland area. The purchase price of approximately $2.8 million (subject to certain closing adjustments) is expected to be financed from available bank credit facilities. The asset acquisition is expected to close in the second quarter of 2008.

Grant Billing, Chairman and Chief Executive Officer, stated that, "We are pleased to complete this transaction with Irving in our propane distribution area as part of the Fund's diversification and growth strategy. Superior Propane has strengthened its leading market position in Canada and now operates in 6 regions, 43 markets and 146 satellite locations. The Fund continues to be well positioned to capitalize on future attractive investment growth opportunities from all of our businesses."

John Gleason, President of Superior Propane, added that, "The acquisition of the Irving Assets improves Superior Propane's regional coverage in the Newfoundland area. Superior Propane welcomes our new customers and looks forward to bringing them a full suite of propane products and value-added services. The recent reorganization of the propane distribution business into six regional centres provides Irving customers with the benefit of a state-of-the-art full service regional operations centre to meet their future needs."

About Superior Plus and the Fund
Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating divisions: Superior Propane is Canada's largest distributor of propane, related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries, a regional Midwest supplier of chloralkali products and the third largest producer of potassium products in North America; Winroc is a leading distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in British Columbia, Ontario and Quebec and fixed-price electricity supply services in Ontario.

Superior Plus LP | 2820, 605 – 5 Avenue SW, Calgary, Alberta T2P 3H5 | Tel: 403-218-2970 Fax: 403-218-2973 | Toll Free: 866-490-PLUS Web: www.superiorplus.com

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	88.4 million
SPF.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPF.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount

For further information: visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, E-mail: wbingham@superiorplus.com, Phone: (403) 218-2951, Fax: (403) 218-2973, Toll Free: 1-866-490-PLUS (7587); or Scott Daniel, Vice-President, Treasurer and Investor Relations, E-mail: sdaniel@superiorplus.com, Phone: (403) 218-2953, Fax: (403) 218-2973, Toll Free: 1-866-490-PLUS (7587).

Superior Plus

NEWS

TSX: SPF.UN
Calgary, May 12, 2008

For Immediate Release

Superior Plus Completes Strategic Acquisition of Fackoury's

Superior Plus Income Fund (the "Fund") announced today that its wholly owned indirect subsidiary Superior Plus Inc. (GP) has successfully closed the acquisition of all issued and outstanding securities of Fackoury's Building Supplies Ltd. and associated entities ("Fackoury's"). The purchase price of $21 million was financed from available bank credit facilities. The acquisition agreement was previously announced on May 6, 2008 in the Fund's First Quarter 2008 Financial Results.

Fackoury's was founded in 1986 and operates out of two locations in Cambridge and Concord, Ontario. Fackoury's distributes a full suite of speciality products to the walls and ceilings industry and has a large market position in the Ontario gypsum speciality dealer segment.

Grant Billing, Chairman and Chief Executive Officer, stated that, "We are pleased to complete this transaction with Fackoury's in our construction products distribution area as part of the Fund's diversification and growth strategy. Winroc has strengthened its leading market position in Canada and now operates in 43 branch locations in North America. Our strong balance sheet with over $300 million in credit capacity will allow the Fund to capitalize on attractive investment growth opportunities from all of our businesses in the future."

Paul Vanderburg, President of Winroc, added that, "The acquisition of Fackoury's distribution operations further strengthens Winroc's market share in Southern Ontario and the Greater Toronto Area. Winroc had previously acquired Interior Building Supplies in 2004 with locations in Windsor, London and Cambridge, as well as Leon's Insulation in 2005 with operations in Burlington and Stouffville. The Fackoury's operations will be integrated into Winroc's Ontario branch network. The Fackoury management and employees are expected to become part of the Winroc team."

About Superior Plus and the Fund

Superior Plus Income Fund is a diversified business trust. The Fund holds 100% of Superior Plus LP, a limited partnership formed between Superior Plus Inc., as general partner and the Fund as limited partner. Superior Plus is focused on stability of distributions with value growth and has four Canadian based operating divisions: Superior Propane is Canada's largest distributor of propane, related products and services; ERCO Worldwide is a leading supplier of chemicals and technology to the pulp and paper industries, a regional Midwest supplier of chloralkali products and the third largest producer of potassium products in North America; Winroc is a leading distributor of walls and ceilings construction products in North America; and Superior Energy Management provides fixed-price natural gas supply services in British Columbia, Ontario and Quebec and fixed-price electricity supply services in Ontario.

The Fund's trust units and convertible debentures trade on the Toronto Stock Exchange as follows:

Trading Symbol	Security	Issued and Outstanding
SPF.un	Trust Units	88.4 million
SPF.db.b	5.75% Debentures, Series 1	$174.9 million principal amount
SPF.db.c	5.85% Debentures, Series 1	$ 75.0 million principal amount

For further information: visit our website at: www.superiorplus.com or contact: Wayne Bingham, Executive Vice-President and Chief Financial Officer, E-mail: wbingham@superiorplus.com, Phone: (403) 218-2951, Fax: (403) 218-2973, Toll Free: 1-866-490-PLUS (7587); or Scott Daniel, Vice-President, Treasurer and Investor Relations, E-mail: sdaniel@superiorplus.com, Phone: (403) 218-2953, Fax: (403) 218-2973, Toll Free: 1-866-490-PLUS (7587).

END